Tel 713.758.2222    Fax 713.758.2346

April 6, 2017

VIA EDGAR

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	KLR Energy Acquisition Corp.

Revised Preliminary Proxy Statement on Form PRER14A

Filed March 23, 2017

File No. 1-37712

Ladies and Gentlemen:

Set forth below are the responses of KLR Energy Acquisition Corp. (the “Company”, “KLRE,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 4, 2017, with respect to the Revised Preliminary Proxy Statement on Form PRER14A, File No. 1-37712, filed with the Commission on March 23, 2017 (the “Proxy Statement”). In addition to the responses below, we have filed today a further revised version of the Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) to address the Staff’s comments and update certain additional information.

We are also concurrently providing certain information responsive to Comment No. 2 in a separate letter to the Staff (the “Supplemental Letter”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Revised Proxy Statement unless otherwise specified.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Taipei Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

April 6, 2017 Page 2

Risk Factors, page 46

We are not required to obtain and have not obtained an opinion from an independent investment banking or accounting firm, page 77

1.	We note the disclosure that your board of directors did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Business Combination. We further note that you filed an investor presentation on Form 8-K on March 29, 2017 which included certain financial analyses, such as a comparable company analysis. Please tell us whether a third party financial advisor prepared the presentation and whether the board reviewed the materials in connection with its determination to proceed with this transaction.

RESPONSE:

The investor presentation was prepared by KLRE and the Sponsor, and KLRE’s board of directors did not review the presentation materials in connection with its determination to proceed with this transaction.

Before reaching its decision to approve the Business Combination, KLRE’s board of directors considered a variety of factors and reviewed the results of management’s due diligence, which included (i) research on industry trends, including recent transactions in the Delaware Basin, (ii) extensive meetings and communications with Tema’s directors and management team regarding operations, prior results and projections, (iii) the review and evaluation of reserve and production information, material contracts, environmental matters and other legal, operational and financial due diligence and (iv) the creation of an independent financial model. While certain information that was ultimately included in the investor presentation was considered by KLRE’s board of directors in making its decision to approve the Business Combination, the board of directors did not review the presentation materials in connection with its determination to proceed with this transaction. We have revised the disclosure to clarify that among the industry trends considered by the board of directors were recent transactions in the Delaware Basin. Please see page 123 of the Revised Proxy Statement.

April 6, 2017 Page 3

Information About Rosehill Operating, page 212

Oil and Natural Gas Data, page 219

Proved Undeveloped Reserves, page 222

2.	We note from the revised disclosure provided in response to prior comment 3 that no proved undeveloped reserves (“PUDs”) were converted during the fiscal years ended December 31, 2016 and 2015. Tell us how you are able to demonstrate reasonable certainty with regard to the development of these PUDs within five years of their initial booking. Your response should address your ability to execute your development plan and estimate the development costs that will be incurred to access these PUDs considering that no development activity occurred during the prior two years. Provide us with your development schedule, indicating the number of gross wells to be drilled, the net quantities of PUDs to be converted, and the related estimated capital expenditures to be incurred for each annual period until all of the PUDs as of December 31, 2016 have been converted to developed status. Refer to Rules 4-10(a)(7), (8), (22), (24), and (31) of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that Rosehill Operating has historically recorded proved undeveloped reserves when all the requirements of Rule 4-10 of Regulation S-X have been met.

To establish reasonable certainty with respect to Rosehill Operating’s estimated proved reserves, Rosehill Operating utilizes technologies and economic data that have been demonstrated to yield results with consistency and repeatability, including production and well test data, downhole completion information, geologic data, electrical logs, radioactivity logs, core analyses, available seismic data, historical well costs and operating expenses. Rosehill Operating’s reasonable certainty determination is supported by its interpretation of the Delaware Basin across its acreage block. Rosehill Operating’s PUDs are primarily located in the center of the Delaware Basin. This area was a deep water depositional environment during Permian time, marked by basin floor fan deposits that cover up to hundreds of square miles and deep water shales that are correlative over virtually the entire basin. Rosehill Operating’s PUD locations offset the producing wells of Rosehill Operating and other operators and are located in reservoirs that have a high degree of lateral continuity and geological similarly. There is abundant deep well control in the area providing good quality geological data that helps demonstrate reasonable certainty with regard to the development of these PUDs within five years of their initial booking.

April 6, 2017 Page 4

Rosehill Operating believes the reasonable certainty determination is further supported by an approved plan to develop its PUDs. Annually, Rosehill Operating prepares a capital expenditure budget for the subsequent year. As part of the annual budget process, Rosehill Operating analyzes various factors, including the nature of the wells and well economics, anticipated drilling schedule, current and projected commodity prices, acreage position, proximity to infrastructure, lease terms, midstream requirements for anticipated throughput, and the process involved in proving up reserves in undeveloped or new acreage. Based on this analysis and financial capacity, Rosehill Operating determines the number of wells that it plans to drill on operated assets for the subsequent year based on then available datapoints. Further, Rosehill Operating evaluates a multi-year outlook for developing its operated assets. Rosehill Operating then incorporates selected undeveloped locations into its budget and business plan. For assets operated by others, Rosehill Operating works with the operator to determine a drilling schedule for the following year and the five-year plan with respect to the undeveloped locations determined by the operator. Based on these short-term and long-term considerations, Rosehill Operating records proved undeveloped reserves only after a plan has been approved to complete the associated development drilling within five years of initial booking. This process is intended to ensure that proved undeveloped reserves are only claimed for locations where a final investment decision has been made either by Rosehill Operating (in the case of operated acreage) or by the operator (in the case of non-operated acreage).

At the time of initial booking, Rosehill Operating’s PUDs were a part of an approved plan to develop those reserves. However, after a development plan has been adopted, Rosehill Operating periodically makes adjustments to the approved development plan due to events or circumstances that have occurred subsequent to the time the plan was approved. Primarily as a result of factors outside Rosehill Operating’s control, including a downturn in commodity prices, Rosehill Operating adjusted its development plan to temporarily defer the drilling of certain PUD locations. As a result, no PUDs were converted from undeveloped to developed during 2015 and 2016. However, Rosehill Operating continues to believe with reasonable certainty that these PUDs will be developed within five years of their initial booking.

As of December 31, 2016, Rosehill Operating’s development plan included a total of 13 well locations associated with proved undeveloped reserves. In assessing these locations, Rosehill Operating was able with reasonable certainty to estimate the development costs required to bring these wells to a status of economic producibility, which at December 31, 2016 was assessed to be approximately $6.25 million per location. This includes the costs incurred to obtain access to the proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas.

April 6, 2017 Page 5

Of the 13 PUD locations booked as of December 31, 2016, one location was originally booked at December 31, 2014, six locations were originally booked at December 31, 2015 and six locations were originally booked at December 31, 2016. Rosehill Operating’s development plan provides for the drilling of four wells in 2017, two of which are currently being drilled, while drilling is planned to commence on the other two wells in the third and fourth quarters of 2017, respectively. Rosehill Operating’s development plan sets forth the remaining nine wells to be brought to proved producing status within five years of initial booking, with eight of these nine wells planned to be drilled over the next three years.

In assessing the reasonable certainty of executing its development program, which was estimated as of December 31, 2016 to cost approximately $81.3 million, it is important to note that Rosehill Operating is the operator of 12 of the identified 13 PUD locations and directly controls the timing of development of such locations. In the case of the one non-operated location, it is currently being drilled.

Rosehill Operating’s ability to fund its development plan is supported by the cash flow generated by its producing properties. In addition, as Rosehill Operating converts reserves from undeveloped status to producing status, the borrowing base under Rosehill Operating’s reserve-based revolving credit facility will increase, providing additional liquidity with which to finance further development. At the time the PUDs were booked, Rosehill Operating also considered the fact that its ultimate parent company, Rosemore, Inc., had from time to time in the past provided supplemental capital support to fund Rosehill Operating’s capital program and had the ability to do so in the future, although it was under no obligation to do so.

Rosehill Operating believes all of the foregoing demonstrates reasonable certainty with regard to the development of Rosehill Operating’s PUDs within five years of their initial booking.

As requested by the Staff, in the Supplemental Letter, we have provided Rosehill Operating’s development schedule, indicating the number of gross wells to be drilled, the net quantities of PUDs to be converted, and the related estimated capital expenditures to be incurred for each annual period until all of the PUDs as of December 31, 2016 have been converted to developed status. Please see the Supplemental Letter.

April 6, 2017 Page 6

Management’s Discussion and Analysis of Financial Condition and Results Of Operations of Rosehill Operating, page 242

Critical Accounting Policies and Estimates, page 260

Impairment of Oil and Natural Gas Properties, page 261

3.	The revised disclosure provided in response to prior comment 9 identifies oil and natural gas prices, operating costs, and production from proved reserves as the key assumptions used to estimate future undiscounted expected cash flows. Expand the sensitivity analysis provided as part of your revised disclosure to address future oil and natural gas prices.

RESPONSE:

We have revised the disclosure to add the requested information on page 261.

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April 6, 2017 Page 7

Please contact the undersigned at (713) 758-2477 or W. Matthew Strock of the same firm at (713) 758-3452 should you require further information.

Very truly yours,

/s/ Sarah K. Morgan
Sarah K. Morgan

cc:	Securities and Exchange Commission

Jeannette Wong

Ethan Horowitz

Parhaum J. Hamidi

cc:	KLR Energy Acquisition Corp.

Gary C. Hanna

Edward Kovalik

T.J. Thom

Gregory R. Dow